U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

      NOTIFICATION OF LATE FILING                     SEC FILE NUMBER
                                                            0-19492
            (Check One):                                    CUSIP NUMBER
                                                            670974 10 4

       [x]Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
        and Form 10-QSB [ ] Form N-SAR
      For Period Ended:             December 31, 1998
      [ ] Transition  Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition  Report  on Form  11-K
      [ ] Transition  Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:
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      Read Attached  Instruction  sheet Before Preparing Form.  Please Print or
Type:
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the  notification  relates to a portion of the filing  checked  above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information
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      Full Name of Registrant
      Former name if Applicable
                              nVIEW Corporation
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      Address of Principal Executive Office (Street and Number)
                              860 Omni Blvd.
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      City, State and Zip Code
                              Newport News, VA 23606
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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)
  x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The   Registrant  is  unable  to  complete  the   Consolidated   Financial
Statements,   the  Notes  to  the  Consolidated  Financial  Statements  and  the
Management's Discussion and Analysis of Financial Condition. The Registrant has experienced significant operating losses and consequently, does not have the available cash to commence an audit for the year ended December 31, 1998. Although the Registrant has begun work on the 10-K, the Registrant has been unable to complete the 10-K because it has devoted its limited cash and personnel  resources  to daily  operations  and  developing  and  launching  new products.
                                                (Attach Extra Sheets if Needed)
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Part IV - Other Information
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      (1) Name and  telephone  number  of person  to  contact  in regard to this notification.
            Jerry W. Stubblefield                           757-873-1354
            (Name)                              (Area Code) (Telephone Number)
      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [ ] No
      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [ ] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Please see Exhibit A attached.

                              nVIEW Corporation
                 (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
                                nVIEW Corporation

Date  March 31, 1999      By        /s/ Jerry W. Stubblefield
                              Jerry W. Stubblefield, Chief Financial Officer

#539037 v1

                                    EXHIBIT A



      The results of operations for the year ended December 31, 1998 are expected to be significantly different from those for the year ended December 31, 1997. Sales for the year ended December 31, 1998 will be approximately $10 million, compared to sales of $20 million for the year ended December 31, 1997. The sharp decline in sales for 1998 is the result of the Company experiencing both decreased quantities and selling prices of its traditional products sold through the audio visual channels as it devoted its resources to developing a new, high-end product line, the P1500. Very limited quantities of the P1500 were sold in 1998. Sales of the P1500 product line have also been extremely limited in 1999. The Company is currently assessing its options regarding the P1500 product line and the inventory that the Company owns related to the line. Until a decision is finalized regarding the P1500, cost of sales numbers for 1998 cannot be reported, because the Company cannot quantify the expected inventory write-down associated with this product line. Operating expenses for 1998 are expected to be reported at amounts consistent with the operating expenses of $7.5 million reported for the year ended December 31, 1997. Because the Company cannot yet quantify the inventory write-down for 1998, the amount of net loss for 1998 cannot be finalized, however, the Company anticipates that the net loss for 1998 will be less than the net loss of $9.3 million reported for the year ended December 31, 1997.